AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment to Executive Employment Agreement (the "Amendment") is made and entered into as of _____, 2007, by and between Gottschalks, Inc., a Delaware corporation (the "Company"), and James Famalette (the "Employee").

Recitals

A.   The Company and Employee are parties to an employment agreement made and entered into as of December 20, 2005 (the "Agreement").

B.   Pursuant to Section 8.2 of the Agreement, both the Company and Employee desire to amend the Agreement as set forth below.

In consideration of the mutual covenants and promises of the parties, the Company and Employee amend the Agreement by adding a new Section 8.11 to the Agreement to read as follows effective as of December 20, 2005:

"Notwithstanding anything in this Agreement to the contrary, the portion of any severance benefit under this Agreement required to be paid to Employee during the first six months following the date of Employee's termination shall be delayed and paid to Employee in a lump sum as soon as administratively practicable following the end of such six-month period in accordance with the requirements of Section 409A of the Internal Revenue Code ("Section 409A"); provided, however, no such six-month delay in payments shall apply to the extent that guidance issued under Section 409A allows payments to made when otherwise due without subjecting Employee to additional taxes under Section 409A."

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

GOTTSCHALKS INC.

By: _____
Its: _____

EMPLOYEE

By: _____
    James Famalette